UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of  March 2010

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                      Form 40-F

Indicate by check mark whether the  Registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

This Report includes the following documents:

1. A press release from Pearson plc announcing Directorate Change

March 3, 2010
Board Change
Pearson announces that Terry Burns, a non-executive director, will retire from the board at the company's annual general meeting on 30 April 2010.
Lord Burns has been a non-executive director of Pearson since 1999 and the senior independent director since 2004. Patrick Cescau, a non-executive director since 2002, will become Pearson's senior independent director and join the remuneration committee. The board's nomination committee is currently recruiting a new non-executive director to replace Terry Burns.
Terry Burns is chairman of Santander UK and a non-executive director of Banco Santander SA, and was recently appointed chairman of the Channel 4 Television Corporation. He was previously chairman of Marks & Spencer and Permanent Secretary of HM Treasury.
Patrick Cescau is a non-executive director of Tesco plc and a member of the board of directors of INSEAD. He was previously group chief executive of Unilever.
Pearson's chairman Glen Moreno said:
"The board joins me in thanking Terry for his commitment and contribution to Pearson. He has been a constant source of wisdom and support throughout the company's decade-long transformation."
ENDS
For more information:
Luke Swanson/Simon Mays-Smith/Charles Goldsmith
+44 (0)20 7010 2310

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:   03 March, 2010

By:   /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary